

Mail Stop 4628

June 28, 2018

<u>Via E-mail</u>
C. Andrew Smith
Chief Financial Officer
Patterson-UTI Energy, Inc.
10713 W. Sam Houston Pkwy N, Suite 800
Houston, Texas 77064

> **Re: Patterson-UTI Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2017**
> **Filed February 20, 2018**
> **File No. 0-22664**

Dear Mr. Smith:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Accounting Branch Chief
Office of Natural Resources